

DIVISION OF
CORPORATION FINANCE

April 12, 2011

<u>Via U.S. Mail and Facsimile [(214) 687-0019]</u>

Mr. Rafael Pinedo
Chairman
Arcland Energy Corporation
17101 Preston Road, Suite 210
Dallas, Texas 75248

>   **Re: Arcland Energy Corporation**
>   **Form 8-K for Item 4.01**
>   **Filed April 12, 2011**
>   **File No. 000-10315**

Dear Mr. Pinedo:

We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to our comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call the applicable staff person at the telephone number listed at the end of this letter.

<u>Form 8-K for Item 4.01 Filed April 12, 2011</u>

1. We see you have not filed the Exhibit 16 letter from the predecessor auditors as required by Item 304(a)(3) of Regulation S-K. Please amend your report to include as Exhibit 16 a letter of a recent date from your former auditors addressing the disclosures by your company in both the initial Form 8-K and in the amendment to be filed. You should file your amendment as a Form 8-K/A with the Item 4.01 designation.

Please file your response and amendment via EDGAR in response to our comments within 5 business days after the date of this letter. Please contact the staff immediately if you require longer than 5 business days to respond.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to a registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the registrant acknowledging that:

- the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, please call Jeanne Bennett at (202) 551-3606. In her absence, you may call me at (202) 551-3676.

Sincerely,

Brian Cascio
Accounting Branch Chief